JCDecaux

08001269

082-34631

SEC
Mail Processing
Section

MAR 10 2008

Washington, DC
100

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Neuilly-sur-Seine, February 29th, 2007

File 82-5247
Issuer : JCDecaux SA
Country: France

Communication Extérieure

Allemagne
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Australie
Autriche
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Re: Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

Ladies and Gentlemen,

SUPPL

Please find attached, in relation to JCDecaux SA:

- A press release dated February 21, 2008 regarding JCDecaux's award of the contract to provide Street Furniture for Santiago in Chile;
- A press release dated February 19, 2008 regarding the new launch of Velam being a great success with a total of almost 1300 rentals in the space of 3 days;
- A press release dated February 13, 2008 regarding Frederic Brun's appointment as a Chief operation officer of JCDecaux Aiport India;
- A press release dated February 8, 2008 relative to Côte d'Or being the launch brand for JCDecaux Innovate's first ever "Food" campaign in France;
- A press release dated January 30, 2008 regarding Paul Braida's appointment as Vice-President of Information System;
- A press release dated January 29, 2008 relative to the revenues up to 8.2% to €2,106.6 million, supported by 8.8% organic revenue growth;
- A press release dated January 16, 2008 relative to Stéphane Anziani's appointment as national Sales Director;
- A press release dated January 15, 2008 regarding JCDecaux's win of the tender of MTR advertising rights in Hong Kong.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, sandrine.ramus@jcdecaux.fr or by telephone 33 1 30 79 49 35, should you have any questions or comments regarding the format and/or content of the enclosed materials.

PROCESSED

MAR 19 2008

THOMSON
FINANCIAL

Very truly yours.

S Ramus

Sandrine Ramus
Legal Affairs
Head of the Stock Market / Company Law Department
Enc.

Dlw 3/18

JCDecaux

JCDecaux is awarded the contract to provide Street Furniture for Santiago in Chile

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Paris, February 21, 2008 – JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, and No.2 worldwide, announces that it has been awarded the contract to provide street furniture for the City of Santiago (population: 215,000 inhabitants) for a15-year period. The contract follows a competitive tender.

This contract includes the design, installation, maintenance and sales and marketing of **125** advertising bus shelters, **30** 2m² MUPI® city information panels, **30** MUPI® panels with clocks, **15** 8m² "Senior" billboards in addition to **125** litter bins and **4** electronic information boards. The contract covers 580 advertising faces. Santiago has chosen the Philip Cox design for its new street furniture.

Jean-Charles Decaux, co-CEO of JCDecaux, said: *"We are delighted to have been awarded this street furniture advertising contract by Santiago, the capital city of Chile and to contribute to the enhancement of the streetscape. JCDecaux has held the advertising contract for Santiago's metro since 2002. Today's new contract will provide Santiago's cityscape with our new street furniture and allow JCDecaux to consolidate its presence and enhance its growth profile in Chile."*

JCDecaux Group, key figures:

- *2007 revenues: €2,106.6m*
- *JCDecaux is listed on the Euronext Paris stock exchange and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

Vélam: the new launch is a great success with a total of almost 1 300 rentals in the space of 3 days

Out of Home Media

Argentina
Australia
Austria
Belgium
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Iceland
India
Ireland
Italy
Japan
Kazakhstan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Norway
Poland
Portugal
Qatar
Russia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Paris, February 19, 2008 - JCDecaux SA (Euronext Paris: DEC), the No.1 outdoor advertising company in Europe and in the Asia-Pacific region, No.2 worldwide in this industry, and No.1 in self-service bicycle hire, announces that Vélam (the self-service bicycle hire scheme adopted by the city of Amiens) was officially launched on Saturday, February 16 by M de Robien, Mayor of Amiens, and attracted outstanding public interest with almost 1 300 individual rentals in the space of just 3 days.

Vélam – a service based on a network of 26 docking stations and 313 bicycles – became available on February 16. The installation of this new scheme led to the creation of 5 new jobs, taking to 105 the number of people employed by the Regional Department.

Vélam will allow users of the service to take full advantage of the dedicated cycle-lanes that have been created in the city.

The launch of Vélo'v in Lyon in 2005, marked the beginning of JCDecaux's successful development of the bicycle hire concept in France. Today, 14 cities (a total of 18 million individual rentals) benefit from JCDecaux's innovative service including: Vienna (Austria), Cordoba, Gijon and Seville (Spain), Brussels (Belgium), Paris, Marseille, Aix-en-Provence, Toulouse, Rouen, Besançon, Mulhouse and most recently Amiens. The number is still growing, with Nantes and Luxemburg set to launch the service in the near future. JCDecaux, the No. 1 worldwide for self-service bicycle hire, is the only operator able to offer daily, weekly or yearly subscriptions, thanks to an exclusive electronic cash payment system that provides easy access for customers. As a result, JCDecaux's self-hire bicycle scheme is highly convenient for city dwellers to use.

Jean-Charles Decaux, co-CEO of JCDecaux, said: *"Thanks to the bicycle, a truly eco-friendly means of transport, JCDecaux is helping to improve the quality of life in Amiens. With almost 1 300 rentals in the space of just 3 days, we are delighted to see that the residents of Amiens have already adopted this new type of individual public transport."*

JCDecaux Group, key figures:

- *2007 revenues: €2,106.6m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

Frédéric Brun is appointed
Chief Operating Officer of JCDecaux Airport India

Paris, February 13, 2008 – Frédéric Brun has been appointed Chief Operating Officer of JCDecaux Airport India. He will be based in Bangalore and report to Pramod Bhandula, General Manager JCDecaux Advertising India. In this new position, Frédéric Brun will develop the sales and media offering of JCDecaux Airport, to make Bangalore an industry benchmark for airport advertising in India.

Frédéric Brun (36) holds a master's degree in economics awarded by Nice Sophia Antipolis training and research institute (UFR).

Frédéric Brun began his career in the sales division of Avenir Côte d'Azur. In 2000, he was appointed Customer Account Director of JCDecaux Airport in Neuilly; in 2001, he was promoted to Director of International Client Sales, responsible for the agencies that specialise in buying airport advertising space.
In September 2003, he was made Regional Manager, French Riviera and Var region, at JCDecaux Airport responsible for the commercial development of Nice airport.

Corporate Communications
Press Relations
Agathe Albertini
Tel.: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance
Investor Relations
Alexandre Hamain
Tel.: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

Out of Home Media

Argentina
Australia
Austria
Belgium
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Iceland
India
Ireland
Italy
Japan
Kazakhstan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Norway
Poland
Portugal
Qatar
Russia
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
The Netherlands
Turkey
Ukraine
United Kingdom
United States
Uruguay
Uzbekistan

Please refrain from licking the bus shelter !

Côte d'Or, the chocolate specialist and creator of a range of bold and surprising flavours (Dégustation Noir Pistache 70%, Spécialité Figue/Amande, Dégustation Sésame Noir 70%, etc.), has booked an advertising campaign with JCDecaux Innovate that will make it stand out from its competitors. Côte d'Or will be the launch brand for Innovate's first ever "Food" campaign in France. To illustrate the exceptional mouth-watering qualities of its chocolates and capture the attention of all Parisian gourmets, Côte d'Or asked Innovate to create giant, larger-than-life slabs of chocolate. Orange or strawberry... you are free to choose your favourite flavour on the 20 Parisian bus shelters in this exciting campaign.

Based on an original idea from BETC Euro RSCG 4D, the campaign can be experienced in Paris from February 6 – 12 as part of a media plan devised by Mindshare.
JCDecaux Innovate is the JCDecaux division that is dedicated to event-based outdoor advertising solutions that include dynamic audiovisual and interactive elements.

JCDecaux SA
Siège Social : 17, rue Soyer - 92523 Neuilly-sur-Seine Cedex - France - Tél. : +33 (0)1 30 79 79 79
Royaume-Uni : 991 Great West Road, Brentford - Middlesex TW8 9DN - Tél. : +44 (0) 208 326 7777
www.jcdecaux.com

JCDecaux

Paul Braida is appointed Vice-President, Information Systems

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Paris, January 30, 2008 – Paul Braida has been appointed Vice-President, Information Systems, of the JCDecaux Group. A member of the France Management Committee, he reports to Gérard Degonse, Executive Vice-President Corporate Finance and Administration, and Member of the Executive Board of JCDecaux.

Paul Braida (42), an engineer by training, is a graduate of the prestigious Ecole Centrale de Paris (1989). He joined the Information Systems Department of the JCDecaux Group in August 2001 to take up a position as Director of Commercial Systems before assuming responsibility, in 2005, of the Group Application Development Department.

Paul Braida began his career with Air France in 1990 as an operational research consultant and held a series of positions as Project Manager and Project Director within the IS Department before making an active contribution to the introduction of Yield Management in his capacity as Development Manager. In 1998, he moved to SABRE Airline Solutions Inc. to take up a position as Director responsible for major accounts in the Southern Europe, the Commonwealth of Independent States (CIS), and Africa zones.

Corporate Communications

Press Relations
Agathe Albertini
Tel.: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance

Investor Relations
Alexandre Hamain
Tel.: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

2007 revenues up 8.2% to €2,106.6 million,
Supported by 8.8% organic revenue growth

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Paris, 29 January 2008 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and the number two worldwide, announced today 2007 revenues of €2,106.6 million, an increase of 8.2% compared with 2006. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 8.8%, well ahead of the expected growth in the global advertising market in 2007. High-single or double-digit organic revenue growth was reported in all geographic areas for the year with the exception of France, which produced however a good improvement from the third quarter and achieved overall a satisfactory yearly performance, given the deregulation of TV for the retail market.

In the fourth quarter, consolidated revenues grew by 6.3% to €599.7 million (+9.6% on an organic basis) compared to the same period last year. Organic revenues grew faster than reported revenues due to a weaker US dollar, British pound and Hong Kong dollar versus the euro compared to the same period last year. These revenues reflect the continued strong double-digit organic revenue increase from Transport, and solid performances from Street Furniture and Billboard over the quarter. Geographically, France showed an improvement in October and November and there was an acceleration in organic revenue growth in North America.

By activity:

Full Year Revenues	2007 (€m)	2006 (€m)	Reported growth (%)	Organic growth(1) (%)
Street Furniture	1,042.8	984.1	6.0%	5.5%
Transport	574.1	507.7	13.1%	16.7%
Billboard	489.7	454.6	7.7%	7.3%
Total Group	**2,106.6**	**1,946.4**	**8.2%**	**8.8%**

Q4 Revenues	2007 (€m)	2006 (€m)	Reported growth (%)	Organic growth(1) (%)
Street Furniture	305.4	289.8	5.4%	6.7%
Transport	163.5	150.8	8.4%	17.7%
Billboard	130.8	123.7	5.7%	6.1%
Total Group	**599.7**	**564.3**	**6.3%**	**9.6%**

By geographic area:

Full Year Revenues	2007 (€m)	2006 (€m)	Reported growth (%)	Organic growth(1) (%)
France	589.1	580.4	1.5%	1.5%(2)
United Kingdom	301.4	265.3	13.6%	15.4%
Rest of Europe	759.0	692.7	9.6%	8.1%
Asia-Pacific	285.5	251.9	13.3%	17.6%
North America	153.4	140.7	9.0%	14.5%
Rest of the world	18.2	15.4	18.2%	10.6%
Total Group	**2,106.6**	**1,946.4**	**8.2%**	**8.8%**

(1) Excluding acquisitions/divestitures and the impact of foreign exchange
(2) Core advertising revenues in France increased by 2.4% organically in 2007

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

Street Furniture revenues for the full year grew by 6.0% to €1,042.8 million. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 5.5%. Core advertising revenues, excluding revenues related to the sale, rental and maintenance of Street Furniture contracts, increased by 6.5% organically.

In the fourth quarter, revenues increased by 5.4% to €305.4 million (+6.7% on an organic basis) compared to the same period last year. Core advertising revenues, excluding revenues related to the sale, rental and maintenance of street furniture contracts, rose by 7.0% organically. In Europe, double-digit organic revenue increases were reported in Scandinavia, Central and Eastern Europe, the Netherlands and Italy, and solid growth was seen in Spain. While solid growth was also achieved in France, there was a slight reduction in revenues in the United Kingdom. Solid growth was reported in North America and continued double-digit revenue growth was achieved in Asia-Pacific and the Rest of the World.

Transport revenues for the full year increased by 13.1% to €574.1 million. Excluding acquisitions and the impact of foreign exchange, organic revenues grew by 16.7%.

In the fourth quarter, revenues increased by 8.4% to €163.5 million (+ 17.7% on an organic basis). Double-digit organic revenue growth was again achieved in a number of markets including Scandinavia, Austria and Portugal. Solid growth was reported in France, Spain and Italy. China and the United States, which continued to benefit from rising revenues from the Los Angeles Airport advertising program, also again achieved double-digit organic revenue growth.

Billboard revenues for the full year increased by 7.7% to €489.7 million. Excluding acquisitions and the impact of foreign exchange, organic revenues grew by 7.3%.

In the fourth quarter, revenues increased by 5.7% to €130.8 million (+ 6.1% on an organic basis). Double digit growth was recorded in Central and Eastern Europe over the period while revenue progression remained solid in the United Kingdom, Ireland, Spain and Belgium. In France, revenues were flat over the quarter.

Commenting on the Group's 2007 revenue performance, Jean-François Decaux, Chairman of the Executive Board and Co-CEO, said:

"These strong group revenue figures reflect good performances across all three of our divisions and a good geographical balance. With underlying annual organic growth of 8.8%, JCDecaux's performance should be well ahead of the growth in the global advertising market in 2007.

Importantly, most of our geographic areas have produced high single or double digit organic revenue growth, and France had a good performance considering the deregulation of TV advertising for the retail sector. All this reflects the continued outperformance of outdoor advertising compared to other traditional media, the quality of our teams, of our advertising assets worldwide and the benefits of our accelerating expansion in fast-growing emerging markets.

As in previous years, we will give our guidance for 2008 when we issue our 2007 results on 12 March but in the meantime, we can already confirm we are confident that we will continue to outperform the current expected growth in the world advertising market in 2008."

Next Information:
2007 Annual Results: 12 March 2008 (before market)

Key Figures for the Group:

- *2007 revenues: €2,106.6 m*
- *JCDecaux is listed on Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

Forward Looking Statement
Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

JCDecaux

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JCDecaux Airport: Stéphane Anziani is appointed national Sales Director

Paris, January 16, 2008 – Stéphane Anziani has been appointed national Sales Director of JCDecaux Airport. Reporting directly to Isabelle Fourmentin, Executive Vice President of JCDecaux Airport and JCDecaux Artvertising, he is responsible for managing the national sales teams, including regional activities and Innovate.

Stéphane Anziani (37) holds a Master's degree in Business Administration awarded in 1994 by the University of Paris XII.

Stéphane Anziani began his career in 1995, working as Head of Advertising for the French daily newspaper *Libération*. In 1998, he took up a position with CB News as Advertising Director to manage the commercial development of non-captive markets. In 2004, he accepted a position as Advertising Director with *20 Minutes* where he set up the Regional Sales Department.

Corporate Communications
Press Relations
Agathe Albertini
Tel.: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance
Investor Relations
Alexandre Hamain
Tel.: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

JCDecaux wins tender for MTR advertising rights in Hong Kong

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Uzbekistan

Paris, January 15, 2008 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and the number two worldwide announced today that JCDecaux Pearl & Dean - a 100% subsidiary of JCDecaux - has signed an exclusive 5-year contract with the MTR Corporation in Hong Kong for the operation and management of outdoor advertising across the six MTR lines in the urban area and the Airport Express. The contract has been divided into two parts, one covering MTR Main Products and the other dedicated to MTR Plasma TV Networks, which will be handled by a newly-created Digital Division. Advertising revenue of HK Dollars 3,428m (308 million euros) over the 5-year contract is expected to be generated.

JCDecaux Pearl & Dean has held the MTR advertising contract since the metro system started operating in 1977. MTR advertising is widely recognised as the world's Number 1 metro advertising medium in terms of innovation and creativity. The specified lines carry 2.5 million passengers per day, and dominate the outdoor advertising market in Hong Kong.

China has become JCDecaux's third largest market in the world by revenue. The Company is now present in 21 cities, providing bus, airport and street furniture advertising formats. It operates metro contracts in seven cities: Shanghai, Beijing, Hong Kong, Tianjin, Nanjing, Guangzhou and Chongqing.

Ms Jeny Yeung, General Manager, Marketing and Station Commercial of the MTR Corporation, said: "We are delighted that JCDecaux will continue to be our advertising partner. This choice reflects our confidence in the company's expertise and its ability to maintain the MTR's position as market leader in outdoor advertising in Hong Kong, and to develop our advertising business further, especially in the field of digital media."

Jean-Charles Decaux, co-Chief Executive of JCDecaux, said: "JCDecaux is honoured to be chosen again as the exclusive advertising operator of the MTR's urban network and the Airport Express over the next 5 years. The MTR's confidence in us reflects our ability to build a successful partnership with a major transport authority and to continually develop the transport advertising medium. The new contract dedicated to Plasma TV Networks will pave the way for JCDecaux Transport to better understand and develop our new digital strategy in Hong Kong. "

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

JCDecaux

JCDecaux Group, key figures:

- *2006 revenues: €1,946.4m; 2007 9 first months revenues: €1,506.9m*
- *JCDecaux is listed on the Eurolist of Euronext Paris and is part of the Euronext 100, Dow Jones Sustainability and FTSE4Good indexes*
- *No.1 worldwide in street furniture (334,000 advertising panels)*
- *No.1 worldwide in airport advertising with 141 airports and more than 300 transport contracts in metros, buses, trains and tramways (213,000 advertising panels)*
- *No.1 in Europe for billboards (216,000 advertising panels)*
- *No.1 in outdoor advertising in China (83,000 advertising panels in 21 cities)*
- *No.1 worldwide for self-service bicycle hire*
- *763,000 advertising panels in 48 different countries*
- *Present in 3,500 cities with more than 10,000 inhabitants*
- *8,100 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Corporate Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

END